Exhibit (a)(2)

FORM OF ANNOUNCEMENT REGARDING COMMENCEMENT OF OFFER

February 27, 2007

We are pleased to announce that KLA-Tencor’s Tender Offer is officially launching today, February 27, 2007 and will remain open until March 27, 2007 at 11:59 p.m. Pacific Time (unless we extend it).

The Tender Offer will provide you with the opportunity to avoid the unfavorable tax consequences under Section 409A of the Internal Revenue Code you may otherwise incur with respect to your retroactively priced options. The specifics of the program are described in the Offer to Amend or Replace and the exhibits thereto. You may obtain a copy of the relevant documents by logging on to the Tender Offer website at https://kla.equitybenefits.com. We urge you to read the Offer to Amend or Replace and the exhibits thereto very carefully.

Options will remain subject to adverse tax consequences under Section 409A until the close of the Tender Offer and the official amendment or replacement of such options on the first business day following the expiration of the Tender Offer. Therefore, we remind you that should you exercise your tendered options prior to the amendment of your tendered options, you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.

Below is an easy checklist that outlines how and when to tender affected Options.

1. You must log on to the Tender Offer website at https://kla.equitybenefits.com use your employee ID and the last four digits of your Social Security Number for entry into the site. If the site does not recognize you, please send an e-mail to 401k.stock@kla-tencor.com with your name and employee ID number.

2. Click on the MAKE AN ELECTION button to proceed with your election. You will be redirected to the first page of the Election Form. You will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering your Eligible Options for amendment or replacement in accordance with the terms of the Offer.

3. After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the Election Confirmation Statement page.

4. Please print and keep a copy of the Election Confirmation Statement for your records. You will then be deemed to have completed the election process.

KEY DATES TO REMEMBER

The commencement date of the Offer is February 27, 2007.

The Offer will expire at 11:59 pm Pacific Time on March 27, 2007 (unless we extend it).

The Eligible Options will be amended or replaced on March 28, 2007 (unless we extend the Offer). Please be aware that your option account at your broker may not accurately reflect the amendment or replacement for one to two business days following the amendment date.

The cash bonus will be paid on January 2, 2008.